UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58947 / November 14, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13185

In the Matter of
 	
American Environmental Corp.
    (n/k/a TrackBets International, Inc.),
BAM! Entertainment, Inc., and
Rudy Nutrition,
 	
    Respondents.
	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO RUDY NUTRITION

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Rudy Nutrition ("Rudy Nutrition" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 12, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Rudy Nutrition ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   Rudy Nutrition (CIK No. 764794) is a Nevada corporation located in Las Vegas, Nevada with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). As of September 9, 2008, the common stock of Rudy Nutrition (symbol "RUNU" and "RUDN") was quoted on the Pink Sheets, had twenty-seven market makers, was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3), and had an average daily trading volume of 21,017,406 shares for the six months ended September 9, 2008.

      2.   Rudy Nutrition has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, thereunder, because it has not filed any periodic reports between its filing of a Form 10-Q for the period ended September 30, 2005 and the filing of a Form 10-Q for the period ended March 31, 2008. On February 23, 2006, Rudy Nutrition (then known as Accupoll Holding Corp.) filed a Form 8-K disclosing that its independent auditors had withdrawn their audit reports for the financial statements accompanying Rudy Nutrition's Forms 10-K filed for the fiscal years ended June 30, 2003, 2004, and 2005, their review reports for Rudy Nutrition's interim financial statements contained in all six of Rudy Nutrition's Forms 10-Q filed during fiscal years 2004 and 2005, and also their review relating to the financial statements filed with Rudy Nutrition's Form 10-Q filed for the period ended September 30, 2005. Rudy Nutrition has failed to bring those Forms 10-K and 10-Q back into compliance with the Exchange Act and regulations thereunder by filing new audited or reviewed financial statements, as appropriate.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Exchange Act Section 12(j), registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                    Florence E. Harmon
                    Acting Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.